SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                   SCHEDULE 13D/A
                                  (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                                 AMDOCS LIMITED
______________________________________________________________________
                                (Name of Issuer)

                        Ordinary Shares, par value (pound) 0.01
______________________________________________________________________
                         (Title of Class of Securities)


                                   G02602 10 3
______________________________________________________________________
                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
______________________________________________________________________
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2000
______________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)
                              (Page 1 of 10 Pages)

--------------------------- ---------------------- ---------------------------
CUSIP NO. G02602 10 3             13D/A                Page 2 of 10 Pages

--------------------------- ---------------------- ---------------------------
1      NAME OF REPORTING PERSON                        SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           43-1301883
------ -----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                     (b) [   ]
------ -----------------------------------------------------------------------
3      SEC USE ONLY
------ -----------------------------------------------------------------------
4      SOURCE OF FUNDS                                                      AF
------ -----------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
------ -----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------- ---- ----------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER                           0
      SHARES         ---- ----------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER                      43,678,658*
     OWNED BY             * Of the Shares beneficially owned by SBC, 13,024,520
       EACH               Shares are non-voting.
     REPORTING       ---- ----------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER                             0
       WITH          ---- ----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER                  33,678,658
-------------------- ---- ----------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                    43,678,658
------- ----------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
------- ----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.7%
------- ----------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                            HC
------ -----------------------------------------------------------------------

--------------------------- --------------------- ---------------------------
CUSIP NO. G02602 10 3               13D/A              Page 3 of 10 Pages
--------------------------------- ------------------------------- -----------
1      NAME OF REPORTING PERSON                        SBC INTERNATIONAL INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           43-1380735
------ ----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                    (b) [   ]
------ ----------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------
4      SOURCE OF FUNDS                                                     WC
------ ----------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [  ]
------ ----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
------ ----------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER                                 0
      SHARES         ---- ---------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER                     43,678,658*
     OWNED BY            * Of the Shares beneficially owned by SBC, 13,024,520
       EACH              Shares are non-voting.
     REPORTING       ---- ---------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER                            0
       WITH
-------------------- ---- ----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER                  33,678,658
-------- ---------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   43,678,658
-------- ---------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
-------- ---------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              19.7%
-------- ---------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                           CO
-------- ---------------------------------------------------------------------

------------------------------ ----------------------- -------------------
CUSIP NO. G02602 10 3                   13D/A           Page 4 of 10 Pages

--------------------------------- ------------------------------ -------------
1      NAME OF REPORTING PERSON                       SBC OPTION DELIVERY, LLC
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------ -----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                    (b) [   ]
------ -----------------------------------------------------------------------
3      SEC USE ONLY
------ -----------------------------------------------------------------------
4      SOURCE OF FUNDS                                                      WC
------ -----------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
------ -----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
------ -----------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER                                 0
       SHARES         ---- ---------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER                     17,448,823*
      OWNED BY           * Of the Shares beneficially owned by SBC, 13,024,520
        EACH               Shares are non-voting.
     REPORTING        ---- ---------------------------------------------------
       PERSON         9    SOLE DISPOSITIVE POWER                            0
        WITH          ---- ---------------------------------------------------
                      10   SHARED DISPOSITIVE POWER                 17,448,823
------- ----------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                    17,448,823
------- ----------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
------- ----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.9%
------- ----------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                            CO
------- ----------------------------------------------------------------------

                                                            Page 5 of 10 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                           RELATING TO ORDINARY SHARES
                                OF AMDOCS LIMITED


     This Amendment No. 2 to the Schedule 13D filed on February 22, 2000 (the "Original 13D"), by SBC Communications Inc. ("SBC") and SBC International Inc. ("SBCI") is being filed to report their beneficial ownership of ordinary shares of Amdocs Limited (the "Company") by proxy.

Item 1. Security and Issuer

     This statement relates to the Ordinary Shares, par value (pound) 0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.

Item 4.    Purpose of Transaction

     On December 19, 2000, Amdocs International Limited ("AIL") entered into an agreement with SBCI whereby AIL granted to SBCI an irrevocable proxy for 10,000,000 Shares (the "Proxy Shares"). The proxy will expire on the earlier of a default under a related agreement between AIL and a third party or June 11, 2002 (the "Proxy").

Item 5.    Interest in Securities of the Issuer

(a) SBCI beneficially owns 43,678,658 Shares representing 19.7% of the outstanding ordinary Shares class. SBCO directly beneficially owns 17,448,823 Shares representing 7.9% of the outstanding ordinary Shares class. As of February 1, 2001, the capital structure of Amdocs Limited is made up of 221,318,000 Shares (according to Form 6-K filed by Amdocs Limited on February 1, 2001). SBC possesses ultimate beneficial ownership of the Shares by virtue of its ownership of SBCI and SBCO.

(b) Of the 43,678,658 Shares beneficially owned by SBC, SBC has shared dispositive power over 33,678,658 Shares, of which 20,654,138 Shares have voting rights and 13,024,520 Shares are non-voting Shares. Each non-voting Share will convert into one Share with voting rights upon its sale. In addition, SBC has shared voting power over 10,000,000 Shares pursuant to the Proxy. SBC has ultimate control over the voting of the 10,000,00 Proxy Shares. SBC has ultimate control over the voting and disposition of the 33,678,658 Shares held by SBCI and SBCO by virtue of its ownership of SBCI.

                                                            Page 6 of 10 Pages


     SBCI beneficial ownership interest:
       Percent of class:                                                 19.7%
       Sole power to vote or to direct the vote:                      0 Shares
       Shared power to vote or to direct the vote:          43,678,658 Shares*
       Sole power to dispose or to direct the disposition of:         0 Shares
       Shared power to dispose or direct the disposition of: 33,678,658 Shares

    SBCO beneficial ownership interest:
      Percent of class:                                                   7.9%
      Sole power to vote or to direct the vote:                       0 Shares
      Shared power to vote or to direct the vote:           17,448,823 Shares*
      Sole power to dispose or to direct the disposition of:          0 Shares
      Shared power to dispose or direct the disposition of:  17,448,823 Shares

        * Of the Shares beneficially owned by SBC, 13,024,520 Shares are non-voting so long as they are owned by SBC.

(c)     None

(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        See Item 4.

Item 7.       Material to be Filed as Exhibits

Exhibit No.   Description

    1 Agreement dated December 19, 2000, between Amdocs International Limited and SBC International, Inc.

                                                   Page 7 of 10 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                    SBC COMMUNICATIONS INC.


Dated:  February 27, 2001           By:   /s/ James S. Kahan
                                              James S. Kahan
                                         Executive Vice President - Development


                                    SBC INTERNATIONAL INC.


Dated:  February 27, 2001           By:   /s/ James S. Kahan
                                              James S. Kahan
                                          Senior Executive Vice President -
                                                 Corporate Development


                                    SBC OPTION DELIVERY, LLC

                                    By SBC Hedging Management, LLC
                                       Manager of SBC Option Delivery, LLC


Dated:  February 27, 2001           By:   /s/ Michael D. Wagner
                                              Michael D. Wagner
                                        Director, SBC Hedging Management, LLC

                                                           Page 8 of 10 Pages


                                  EXHIBIT INDEX


Exhibit No. Description

    1 Agreement dated December 19, 2000, between Amdocs International Limited and SBC International, Inc.